EXHIBIT 4

GRANITE CITY FOOD & BREWERY LTD.

CERTIFICATE OF DESIGNATION OF RIGHTS AND PREFERENCES
OF
REDEEMABLE PREFERRED STOCK

Granite City Food & Brewery Ltd., a Minnesota corporation (the “Corporation”), does hereby certify that pursuant to authority vested in it by the provisions of the Articles of Incorporation, as amended, of the Corporation, the Board of Directors of the Corporation by action in writing taken pursuant to Section 302A.239 of the Minnesota Business Corporation Act, did adopt the following resolution authorizing the creation and issuance of a series of preferred stock designated as Redeemable Preferred Stock:

RESOLVED that, pursuant to authority expressly granted to the Board of Directors of the Corporation by the provisions of the Articles of Incorporation of the Corporation, the Board of Directors of the Corporation hereby creates and authorizes the issuance of a series of shares of preferred stock of the Corporation and hereby fixes, in addition to the relative rights, voting power, preferences and restrictions stated in the Articles of Incorporation of the Corporation, the following designation and number of shares of such preferred stock of the Corporation and the following voting, dividend rate, liquidation preference, conversion and other rights, preferences and restrictions with respect to such shares of preferred stock of the Corporation:

1.                                      Designation of Series of Preferred Stock.

Of the shares of preferred stock which the Corporation is authorized to issue pursuant to its Articles of Incorporation, 2,000 of such shares are hereby designated Redeemable Preferred Stock of the Corporation, par value $0.01 per share (“Redeemable Preferred”).  Shares of Redeemable Preferred shall have a stated value of $1,000 per share (the “Stated Value”).  Such shares of Redeemable Preferred, together with the 3,000,000 shares of Series A Convertible Preferred Stock (the “Series A”), 90,000,000 shares of authorized common stock of the Corporation, the remaining balance of 6,998,000 undesignated shares of preferred stock of the Corporation and any other common stock or preferred stock that may hereafter be authorized in or pursuant to the Articles of Incorporation of the Corporation, are hereinafter collectively referred to as the “capital stock.”

2.                                      Voting.

The holders of the Redeemable Preferred shall have no voting rights.

3.                                      Dividends.

(a)                                 The holders of shares of Redeemable Preferred shall be entitled to receive cumulative dividends, out of funds legally available therefor, at a rate of eleven percent (11%) per annum, before any dividend or distribution in cash or other property on common stock or any other class or series of stock of the Corporation shall be declared or paid or set apart for payment.

(b)                                 Dividends on the Redeemable Preferred shall be payable on March 31, June 30, September 30 and December 31 of each year until the Redeemable Preferred is redeemed in full or is otherwise no longer outstanding (each such date being hereinafter individually a “Dividend Payment Date”), except that if such date is a Saturday, Sunday or legal holiday then such dividend shall be payable on the first immediately preceding calendar day which is not a Saturday, Sunday or legal holiday, to holders of record as they appear on the books of the Corporation on such respective dates, not exceeding sixty (60) days preceding such Dividend Payment Date, as may be determined by the Board of Directors in advance of the payment of each particular dividend.  Dividends in arrears may be declared and paid at any time, without reference to any regular Dividend Payment Date, to holders of record on such date as may be fixed by the Board of Directors of the Corporation.  Dividends declared and paid in arrears shall be applied first to the earliest dividend period or periods for which any dividends remain outstanding.  The amount of dividends payable per share of Redeemable Preferred for each dividend period shall be computed by dividing the annual rate of 11% by four.  Dividends payable on the Redeemable Preferred for the initial dividend period and for any other period less than a full quarterly period shall be computed and prorated on the basis of a 360-day year of twelve 30-day months.

(c)                                  If the Corporation is unable to pay a dividend on a Dividend Payment Date, the dividend shall be cumulative and shall accrue from and after the date of original issuance thereof, whether or not declared by the Board of Directors.  Accrued dividends shall bear interest at a rate of eleven percent (11%) per annum.

(d)                                 No cash dividend may be declared on any other class or series of stock ranking on junior to the Redeemable Preferred as to dividends in respect of any dividend period unless there shall also be or have been declared and paid on Redeemable Preferred accrued, unpaid dividends for all quarterly periods coinciding with or ending before such quarterly period, ratably in proportion to the respective annual dividend rates fixed therefor.

(e)                                  Dividends on the Redeemable Preferred shall be paid in cash.

(f)                                   Notwithstanding anything contained herein to the contrary, until the payment in full in cash of all of the Obligations (as defined in the Credit Agreement) owing under that certain Amended and Restated Credit Agreement dated as of May 31, 2013 (as amended, restated, supplemented, replaced, extended, refinanced in whole or in part or otherwise modified from time to time, the “Credit Agreement”), by and among the Corporation, Fifth Third Bank, as Administrative Agent and a Lender, and the other Lenders from time to time party thereto, the Corporation shall not pay any cash dividends unless the following conditions are satisfied, in each case, both before and after giving effect to the payment of such cash Dividend: (i) no Default or Event of Default (each as defined in the Credit Agreement) shall have occurred and be continuing, and (ii) the Corporation shall be in pro forma compliance with the covenants set forth in Section 6.20 of the Credit Agreement.

4.                                      Liquidation Preference.

In the event of an involuntary or voluntary liquidation or dissolution of the Corporation at any time, the holders of shares of Redeemable Preferred shall be entitled to receive out of the assets of the Corporation an amount per share equal to the Stated Value, plus dividends unpaid and accumulated or accrued thereon, and any interest due thereon.  In the event of either an involuntary or a voluntary liquidation or dissolution of the Corporation, payment shall be made to the holders of shares of Redeemable Preferred in the amounts herein fixed before any payment shall be made or any assets distributed to the holders of the Series A, the common stock or any other class of shares of the Corporation with respect to payment upon dissolution or liquidation of the Corporation.

5.                                      Redemption.

(a)                                 Mandatory Redemption.  The Corporation shall redeem for cash, out of any source of funds legally available therefor, at a redemption price equal to 100% of the Stated Value per share being redeemed, plus dividends unpaid and accumulated or accrued thereon, and any interest due thereon (to the extent such dividends and interest have not previously been paid) (the “Redemption Price”), all outstanding shares of Redeemable Preferred on September 1, 2018 (the “Required Redemption Date”); provided, however, in no event shall any outstanding shares of Redeemable Preferred be redeemed on the Required Redemption Date if and to the extent a Default or Event of Default (each as defined in the Credit Agreement) under the Credit Agreement exists or would result therefrom.

(b)                                 Redemption at Option of the Corporation.  Subject to clause (a) above, at any time and from time to time, at the option of the Corporation and upon five calendar days’ prior written notice to the record holder(s) of the Redeemable Preferred, the Corporation may redeem for cash, out of any source of funds legally available therefor, all, but not less than all, of the outstanding shares of Redeemable Preferred, at the Redemption Price.

(c)                                  Redemption Upon Change in Control.  Upon the occurrence of a Change in Control, as defined below, the Corporation shall redeem for cash, out of any source of funds legally available therefor, all the outstanding shares of Redeemable Preferred, at the Redemption Price, unless such redemption is waived by the holder(s) of record of the Redeemable Preferred.  A “Change of Control” shall mean the occurrence of any one of the following events:

(i)                                     an acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of 50% or more of either:

(1)                                 the Corporation’s then outstanding common stock; or

(2)                                 the combined voting power of the Corporation’s outstanding voting securities entitled to vote generally in the election of directors immediately after the merger or acquisition; provided, however, that the following acquisitions shall not constitute a Change of Control:

a.                                      any acquisition directly from the Corporation;

b.                                      any acquisition by the Corporation or a Subsidiary, as defined below;

c.                                       any acquisition by the trustee or other fiduciary of any employee benefit plan or trust sponsored by the Corporation or a Subsidiary; or

d.                                      any acquisition by any corporation with respect to which, following such acquisition, more than 50% of the common stock or combined voting power of common stock and other voting securities of the Corporation is beneficially owned by substantially all of the individuals and entities who were beneficial owners of the common stock and other voting securities of the Corporation immediately prior to the acquisition in substantially similar proportions immediately before and after such acquisition; or

(ii)                                  individuals who, as of October 31, 2013, constituted the Corporation’s Board of Directors (the “Incumbent Board”), cease to constitute at least a majority of the Board.  Individuals nominated by the Incumbent Board and subsequently elected shall be deemed for this purpose to be members of the Incumbent Board; or

(iii)                               approval by the shareholders of the Corporation of a reorganization, merger, consolidation, liquidation, dissolution, sale or statutory exchange of the common stock which changes the beneficial ownership of the common stock and other voting securities so that after the corporate change the immediately previous owners of 50% of the common stock and other voting securities do not own 50% of the Corporation’s common stock and other voting securities either legally or beneficially; or

(iv)                              the sale, transfer or other disposition of all or substantially all of the Corporation’s assets; or

(v)                                 a merger of the Corporation with another entity after which the pre-merger shareholders of the Corporation own less than 50% of the stock of the surviving corporation.

For purposes of this section, “Subsidiary” shall mean a company (whether a company, partnership, joint venture or other form of entity) in which the Corporation, or a company in which the Corporation owns a majority of the shares of capital stock directly or indirectly, owns an equity interest of fifty percent (50%) or more, and shall have the same meaning as the term “Subsidiary Company” as defined in Section 424(f) of the Internal Revenue Code.

(d)                                 Procedure for Mandatory or Optional Redemption; Notices.

(i)                                     In the event that the Corporation shall redeem shares of Redeemable Preferred pursuant to Section 5(a) or 5(b) hereof, notice of such redemption shall be mailed by first-class mail, postage prepaid, and mailed (1) in the case of a mandatory redemption under Section 5(a), not less than 30 days nor more than 90 days prior to the Required Redemption Date, and (2) in the case of an optional redemption under Section 5(b), not less than 5 days nor more than 90 days prior to the redemption date, in any case to the holder(s) of record of the shares to be redeemed at their respective addresses as they shall appear in the records of the Corporation; provided, however, that failure of the Corporation to give such notice or any defect therein or in the mailing thereof shall not affect the validity of the proceeding for the redemption of any shares so to be redeemed except as to the holder to whom the Corporation has failed to give such notice or except as to the holder to whom notice was defective.  Each such notice shall state:  (A) the redemption date; (B) the amount of dividends unpaid and accumulated or accrued thereon, and any interest due thereon, to be paid; (C) the number of shares of Redeemable Preferred to be redeemed; (D) the Redemption Price; and (E) the place or places where certificates for such shares are to be surrendered for payment of the Redemption Price (which place shall be the principal place of business of the Corporation).

(ii)                                  In the event the Corporation does not have sufficient funds legally available to redeem for cash at the Redemption Price on the Required Redemption Date all then- outstanding shares of Redeemable Preferred, the Corporation shall redeem for cash at the Redemption Price the maximum number of shares that can be redeemed by the Corporation out of any source of funds legally available therefor, and shall redeem for cash at the Redemption Price the remaining shares to have been redeemed as soon as the Corporation has sufficient funds legally available therefor.

(e)                                  Procedure for Change in Control Redemption.  If a Change in Control should occur, the Corporation shall give written notice by first-class mail, postage prepaid, within 10 business days following the occurrence of the Change in Control to each holder of record of Redeemable Preferred at its address as it appears in the records of the Corporation.  Such notice shall (A) describe such Change in Control, including a description of the person(s) now in control of the Corporation and, if applicable, the effect of the Change in Control on the common stock, and shall state the date on which the Change in Control took place or is expected to take place, (B) the amount of dividends unpaid and accumulated or accrued thereon, and any interest due thereon, to be paid; (C) the number of shares of Redeemable Preferred to be redeemed; (D) the Redemption Price; (E) the place or places where certificates for such shares are to be surrendered for payment of the Redemption Price (which place shall be the principal place of business of the Corporation); and (F) the procedures to be followed by a holder to waive redemption, if applicable.

(f)                                   Notice by the Corporation having been mailed as provided in Sections 5(d)  or 5(e) hereof, and provided that on or before the applicable redemption date funds necessary for such redemption shall have been set aside by the Corporation, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the shares so called for or entitled to redemption, so as to be and to continue to be available therefor, then, from and after the redemption date (unless the Corporation defaults in the payment of the Redemption Price, in which case such rights shall continue until the Redemption Price is paid), such shares shall no longer be deemed to be outstanding and shall not have the status of shares of Redeemable Preferred, and all rights of the holders thereof as shareholders of the Corporation shall cease.  Upon surrender of the certificates for any shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors of the Corporation shall so require and a notice by the Corporation shall so state), such shares shall be redeemed by the Corporation for cash at the Redemption Price as aforesaid.  In case fewer than all the shares represented by any such certificate are redeemed, a new certificate or certificates shall be issued representing the unredeemed shares without cost to the holder thereof.

(g)                                  Reclassification, Consolidation, Merger or Sale of Assets.  In the event that (1) the Corporation shall be a party to any transaction pursuant to which the Corporation’s common stock is converted into the right to receive other securities, cash or other property (including without limitation any capitalization or reclassification of the common stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination of the common stock), any consolidation of the Corporation with, or merger of the Corporation into, any other entity, any merger of another entity into the Corporation (other than a merger which does not result in a reclassification, conversion, exchange or cancellation of outstanding shares of common stock), any sale or transfer of all or substantially all of the assets of the Corporation or any share exchange), and (2) one or more holders of the Redeemable Preferred has waived redemption pursuant to Section 5(c), then effective provisions shall be made in the certificate or articles of incorporation of the resulting or surviving corporation, in any contract of sale, conveyance, lease, transfer or otherwise so that the provisions set forth herein for the protection of the rights of the holders of Redeemable Preferred shall thereafter continue to be applicable, and any such resulting or surviving corporation shall expressly assume the obligation to pay dividends on and redeem the Redeemable Preferred as set forth herein.  The above provisions shall similarly apply to successive transactions of the foregoing type.

6.                                      No Conversion Rights.

The Redeemable Preferred is not convertible into shares of common stock or any other securities, and is entitled solely to the designations, relative rights and preferences set forth in this certificate.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designation of Rights and Preferences on behalf of the Corporation as of the 2nd day of December, 2013.

GRANITE CITY FOOD & BREWERY LTD.

By	/s/ James G. Gilbertson
Name:	James G. Gilbertson
Title:	Chief Financial Officer